                                    BLACKROCK PREFERRED INCOME STRATEGIES FUND, INC.

      FILE #811-21286

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
05/24/2006	Capital One Financial 0.00% 6/15/2066	12,000,000	288,800

Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Wachovia Capital Markets, LLC, Merrill Lynch, Pierce, Fenner & SmithIncorporated, UBS Securities LLC, Banc of America Securities LLC, Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Lehman Brothers Inc., RBC Dain Rauscher Inc., Bear, Stearns & Co. Inc., KeyBanc Capital Markets, a division of McDonald Investments Inc., Oppenheimer & Co. Inc., Piper Jaffray & Co., Wells Fargo Securities, LLC

07/13/2006	PPL Energy Supply 0.00% 7/15/2046	10,000,000	433,400	BNP Paribas, Credit Suisse Securities, Scotia Capital, La Salle Financial, KeyBanc Capital Markets